UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 6, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, 26th Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

tgs announces results for the first quarter (“1Q”)

ended on March 31, 2024 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.1 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of March 31, 2024

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, May 6, 2024

During the 1Q2024, total comprehensive income amounted to Ps. 55,932 million, or a Ps. 74.30 income per share (Ps. 371.51 per ADS), compared to a total comprehensive income of Ps. 21,963 million, or Ps. 29.18 per share (Ps. 145.89 per ADS) in the first quarter ended on March 31, 2023 (“1Q2023”).

Operating profit for 1Q2024 totaled Ps. 65,293 million, Ps. 10,637 million above 1Q2023. This variation was mainly due to higher revenues from the Midstream and Telecommunications segment (“Midstream”) and the Production and Commercialization of Natural Gas Liquids (Liquids) segments amounting to Ps. 17,488 million and Ps. 8,616 million, respectively.

Revenues from Natural Gas Transportation segment decreased by Ps. 15,364 million.

Net cost of sales, administrative and selling expenses showed a slight decrease of Ps. 563 million.

Financial results reflected a positive variation of Ps. 34,247 million, recording a positive result of Ps. 21,917 million in 1Q2024 compared to a negative result of Ps. 12,330 million in 1Q2023.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of March 31, 2024 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

Highlights during 1Q2024 and beyond

On March 27, 2024, ENARGAS issued Resolution No. 112/2024 whereby, as of April 3, 2024, it:

➢Authorized a transitory tariff increase of 675% while the Comprehensive Tariff Review ("RTI") process is completed before December 31, 2024.

➢Established a monthly tariff update mechanism starting May 2024. However, as of the date of the issuance of this press release, ENARGAS has not issued the resolution containing the tariff charts contemplating such monthly increase.

➢Established that tgs must execute a works plan of Ps. 27,690 million (adjustable according to the above mentioned mechanism as of May 2024) in 2024, which is to oriented towards investments in natural gas infrastructure, prioritizing the transportation systems safety, its reliability and the quality of the service.

Analysis of the results

Total revenues amounted to Ps. 190,853 million in 1Q2024, a Ps. 10,739 million increase compared to Ps. 180,114 million in 1Q2023.

The breakdown of net cost of sales, administrative and selling expenses, excluding depreciation, for 1Q2024 and 1Q2023 is shown in the table below:

Cost of sales and administrative and selling expenses decreased by Ps. 563 million in 1Q2024 from 1Q2023. This variation was due to the lower cost of natural gas consumed for liquids production equivalent to Ps. 10,253 million (IAS 29 restatement effect) and other operating expenses. These effects were partially offset by: (i) higher third parties services expenses of Ps. 4,784 million, (ii) repair and maintenance services expenses of Ps. 2,875 million, (iii) higher labor costs of Ps. 1,049 million, and (iv) taxes, fees and contributions of Ps. 863 million.

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("(Loss) / gain on monetary position") in a single separate line. In 1Q2024, the financial results registered a positive variation of Ps. 34,247 million compared to 1Q2023. This variation mainly reflects a lower exchange rate loss amounting to Ps. 26,855 million (as a consequence of a lower exchange rate depreciation during 1Q2024) and higher results obtained from financial assets of Ps. 15,677 million. These effects were partially offset by higher interest accrued on liabilities of Ps. 3,640 million and higher loss on monetary position of Ps. 3,734 million.

Natural Gas Transportation

Operating loss of the Natural Gas Transportation segment was Ps. 21,761 million in 1Q2024, Ps. 18,876 million above the loss recorded in 1Q2023.

Natural gas transportation revenues accounted for approximately 11% and 20% of total revenues in 1Q2024 and 1Q2023, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 75% and 77% of the total revenues for this segment in 1Q2024 and 1Q2023, respectively.

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

This tariff segment, subject to ENARGAS regulation, recorded its last increase on April 29, 2023 at 95%.

The increase in the operating loss was mainly related to lower revenues of Ps. 15,364 million as a result of the adjustment of its tariffs, failed to offset the negative variation of the effect of the restatement for inflation in accordance with IAS 29. In addition, the increase in net cost of sales, administrative and selling expenses contributed to the increase in the operating loss.

As mentioned in the 1Q24 Highlights section above, the tariffs applicable to this business segment received a 675% increase starting April 3, 2024, and until the RTI process is completed, there will be adjusted monthly according to the following formula:

- 47.0% adjusted by the Wage Index - Registered Private Sector published by INDEC;

- 27.2% adjusted by the Wholesale Price Index published by the INDEC;

- 25.8% adjusted by the Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 67% and 66% of total revenues in 1Q2024 and 1Q2023, respectively. During 1Q2024, production decreased by 31,058 tons, reaching 279,991 tons.

The operating profit of this business segment in 1Q2024 totaled Ps. 64,578 million, Ps. 17,494 million above the Ps. 47,084 million recorded in 1Q2023. This increase was mainly due to higher revenues amounting to Ps. 8,616 million, and a lower cost of natural gas consumed of Ps. 10,253 million.

In terms of revenues, which amounted to Ps. 128,149 million in 1Q2024 (Ps. 119,553 million in 1Q2023), we highlight the impact of the nominal variation of the exchange rate on U.S. dollar-denominated revenues, amounting to Ps. 86,274 million, higher volumes of propane and butane sold for Ps. 6,599 million, higher services rendered for Ps. 4,299 million and the

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

increase in the price of butane sold under the Plan Hogar for Ps. 2,755 million. These effects were partially offset by lower volumes of ethane and natural gasoline sold for Ps. 15,143 million and the restatement in accordance with IAS 29, which resulted in a decrease of Ps. 77,170 million.

Total volume dispatched decreased 8%, or 23,629 tons, compared to 1Q2023. This decline was mainly related to lower tons ethane dispatched and natural gasoline exported. These effects were partially offset by higher propane and butane exports.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Operating Data - Liquids Production and Commercialization Segment
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Tons
1Q2020
1Q2021
1Q2022
1Q2023
1Q2024
Ethane
Propane Local Market
Butane Local Market
Propane Foreign Market
Butane Foreign Market
Natural Gasoline
Production

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1Q2024 EARNINGS RELEASE

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 22% and 13% of our total revenues for 1Q2024 and 1Q2023, respectively.

Operating profit rose by Ps. 12,018 million mainly as a result of the Ps. 17,488 million increase in revenues during 1Q2024, which was partially offset by higher operating costs of Ps. 4,826 million.

The increase in revenues was primarily explained by the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 18,482 million, higher natural gas transportation and conditioning services at Vaca Muerta amounting to Ps. 10,996 million, and the increase in services related to the GPNK operation and maintenance and complementary works for Ps. 1,613 million. These effects were partially offset by the impact of the IAS 29 restatement of Ps. 13,948 million.

Operating Information - Vaca Muerta System
MMm3/d
25
20
15
10
5
0
1Q2021
1Q2022
1Q2023
1Q2024
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

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1Q2024 EARNINGS RELEASE

Financial position analysis

Net debt

As of March 31, 2024, our net debt amounted to Ps. 24,735 million, which compares favorably to the net debt of Ps. 53,057 million as of December 31, 2023. Our total net financial debt is denominated in foreign currency for both periods.

During 1Q2024 the Company incurred in a new bank debt amounting to Ps. 21,615 million (US$ 23.3 million). In addition, loans amounting to Ps. 26,371 million (US$ 26.4 million) were cancelled.

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 1Q2024 and 1Q2023 is broken down as follows:

As of March 31, 2024 and December 31, 2023, the funds allocation was as follows:

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1Q2024 EARNINGS RELEASE

The table below shows a reconciliation of the free cash flows for the 1Q2024 and 1Q2023 periods:

1Q2024 vs. 1Q2023

During 1Q2024, the cash flow provided by operating activities amounted to Ps. 48,194 million, while in 1Q2023 the cash flow provided by operating activities totaled Ps. 98,081 million. The negative variation is mainly due to the increase in working capital during 1Q2024 as opposed to the decrease in 1Q2023. This effect was partially offset by higher operating income.

Cash flow used in investing activities amounted to Ps. 10,724 million in 1Q2024, compared to Ps. 52,438 in 1Q2023. The decrease mainly due to collections of investments not considered funds, as opposed to placements made in 1Q2023, partially offset by higher payments for the acquisition of PPE as part of the investment plan we are carrying out in the Midstream business.

Finally, cash flow (used in) / provided by financing activities amounted to Ps. 4,919 million, mainly due to the cancellation of financial loans, net, while in 1Q2023 there was a net borrowing of financial loans of Ps. 254 million.

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

1Q2024 earnings videoconference

We invite you to participate in the videoconference to discuss this 1Q2024 announcement on Tuesday May 7, 2024 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_Nt6KSlb5TA2Rgbxu7An8KA

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
1Q2024					
Revenues	20,934	128,149	40,603	1,167	190,853
Depreciation	(14,662)	(1,724)	(6,339)	-	(22,725)
Operating (loss) / profit	(21,761)	64,578	22,301	175	65,293
1Q2023					
Revenues	36,298	119,533	23,298	985	180,114
Depreciation	(15,723)	(1,743)	(4,634)	-	(22,100)
Operating profit	(2,885)	47,084	10,500	(42)	54,656

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
1Q2024					
Revenues	17,905	114,491	36,280	993	169,669
Depreciation	(465)	(138)	(523)	-	(1,126)
Operating profit / (loss)	(9,767)	62,374	26,085	107.0	78,799
1Q2023					
Revenues	8,481	28,705	5,626	226	43,038
Depreciation	(530)	(85)	(173)	-	(788)
Operating profit	2,333	11,779	3,663	(14)	17,761

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

https://www.tgs.com.ar/investors/Press-releases

1Q2024 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the fiscal quarters ended March 31, 2024 and 2023

(In million of Argentine Pesos)

	1Q2024	1Q2023
Cash flows provided by operating activities		
Total comprehensive income for the period	**55,932**	**21,963**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	22,725	22,100
Disposal of PPE	144	511
Increase in allowances and provisions	54	270
Share of gain / (loss) from associates	360	(4)
Interest expense accrual	10,596	7,520
Results on other financial assets other than cash and cash equivalents	(47,616)	(30,044)
Income tax	30,919	20,367
Foreign exchange loss	17,097	41,667
Gain on monetary position	4,322	4,617
Changes in assets and liabilities:		
Trade receivables	(33,732)	(3,619)
Other receivables	(14,812)	(2,652)
Inventories	421	375
Trade payables	3,673	2,581
Payroll and social security taxes payable	2,102	(37)
Taxes payable	938	787
Allowances	-	(7)
Contract assets	-	(4)
Other payables	38	181
Interest paid	(1,298)	-
Income tax paid	(1,974)	(5,609)
Contract liabilities	(1,695)	17,119
Cash flows provided by operating activities	**48,194**	**98,081**
Cash flows used in investing activities		
Additions to property, plant and equipment	(59,174)	(36,363)
Financial assets not considered cash equivalents	48,449	(16,075)
Cash flows used in investing activities	**(10,724)**	**(52,438)**
Cash flows (used in) / provided by financing activities		
Proceeds from loans	21,615	254
Payment of leasings	(163)	-
Payment of loans	(26,371)	-
Cash flows (used in) / provided by financing activities	**(4,919)**	**254**
Net variation in cash and cash equivalents	**32,550**	**45,897**
Cash and cash equivalents at the beginning of the year	10,006	14,113
Monetary result effect on cash and cash equivalents	(5,628)	(4,025)
Foreign exchange gain on cash and cash equivalents	112	410
Cash and cash equivalents at the end of the period	**37,040**	**56,394**

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 6, 2024.